Exhibit 23.3

CONSENT OF INDEPENDENT EXPERTS

July 21, 2011

Long Beach, California

The Board of Directors

HomeStreet, Inc.

Unicon Financial Services, Inc., hereby consents to the references to our firm and our Loan Portfolio Opinions reports dated April 2011 and July 2011 (collectively, the “Reports”) in the form and context in which they appear in the Form S-1 Registration Statement (the “Form S-1”). We hereby further consent to the use of information contained in our Reports in the Form S-1, including summaries of and quotations from our independent assessment of the adequacy of HomeStreet Bank’s allowance for loan losses, accuracy and timeliness of asset classifications and accuracy of management’s carrying values for the Bank’s loan portfolio and other real estate owned and our opinions related thereto, all as presented in the Form S-1.

/s/ Wade Francis
Unicon Financial Services, Inc.